EXHIBIT 4.4

AMENDMENT TO THE
GOLFSMITH INTERNATIONAL HOLDINGS, INC.
2006 INCENTIVE COMPENSATION PLAN

This Amendment (this “Amendment”) is made by Golfsmith International Holdings, Inc., a Delaware corporation (the “Company”), to the Golfsmith International Holdings, Inc. 2006 Incentive Compensation Plan (the “2006 Incentive Plan”), pursuant to the authorization of the Company’s board of directors and stockholders.

R E C I T A L S:

The 2006 Incentive Plan currently provides for the issuance of up to 1,800,000 shares of common stock of the Company. The Company’s board of directors has determined that it is advisable, fair and in the best interests of the Company and its stockholders to amend the 2006 Incentive Plan to provide for the issuance of up to an additional 1,500,000 shares of common stock, in order to continue to provide to the persons who are responsible for the continued growth of the Company’s business an opportunity to acquire a proprietary interest in the Company.

A G R E E M E N T:

NOW, THEREFORE, the 2006 Incentive Plan is amended as follows:

1.             Definitions.

A.            Unless otherwise specifically defined in this Amendment, capitalized terms shall have the definitions set forth in the 2006 Incentive Plan.

2.             Stock Subject to the 2006 Incentive Plan.  Section 4.1 of the 2006 Incentive Plan is hereby deleted in its entirety and replaced with the following:

4.1. Number of Shares Available for Grants. The shares of stock subject to Awards granted under the Plan shall be Shares. Such Shares subject to the Plan may be either authorized and unissued shares (which will not be subject to preemptive rights) or previously issued shares acquired by the Company or any Subsidiary. Subject to adjustment as provided in Section 4.2, the total number of Shares that may be delivered pursuant to Awards under the Plan shall be 3,300,000 Shares. Subject to, in the case of ISOs, any limitations applicable thereto under the Code, if (a) any Shares are subject to an Option, SAR, or other Award which for any reason expires or is terminated or canceled without having been fully exercised or satisfied, or are subject to any Restricted Stock Award (including any Shares subject to a Participant’s Restricted Stock Award that are repurchased by the Company at the Participant’s cost), Restricted Stock Unit Award or other Award granted under the Plan which are forfeited, or (b) any Award based on Shares is settled for cash, expires or otherwise terminates without the issuance of such Shares, the Shares subject to such Award shall, to the extent of any such expiration, termination, cancellation, forfeiture or cash settlement, be available for delivery in connection with future Awards under the Plan. Any Shares delivered under the Plan upon exercise or satisfaction of Substitute Awards shall not reduce the Shares available for delivery under the Plan; provided, however, that the total number of Shares that may be delivered pursuant to Incentive Stock Options granted under the Plan shall be the number of Shares set forth in the third sentence of this Section 4.1, as adjusted pursuant to this Section 4.1, but without application of the foregoing provisions of this sentence.

3.             2006 Incentive Plan.  Except as specifically amended hereby, the 2006 Incentive Plan shall remain binding and enforceable in accordance with its terms.

IN WITNESS WHEREOF, upon authorization of the board of directors and the stockholders of the Company, the undersigned has caused this Amendment to the Golfsmith International Holdings, Inc. 2006 Incentive Compensation Plan to be executed on this 26th day of March, 2009.

GOLFSMITH INTERNATIONAL HOLDINGS, INC.

By:	/s/ R. Scott Wood
Name: R. Scott Wood
Title: Vice President and General Counsel